SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the nine months ended December 31, 2010 (Friday, February 4, 2011)

2.	Notice on the forecast of year-end dividend for the year ending March 31, 2011 (Friday, February 4, 2011)

3.	Notice of changes of management (Friday, February 4, 2011)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone	: +81-6-6648-2645
Facsimile	: +81-6-6648-2632

FOR IMMEDIATE RELEASE (FRIDAY, FEBRUARY 4, 2011)

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED

DECEMBER 31, 2010 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, February 4, 2011 — Kubota Corporation reported its consolidated results for the nine months ended December 31, 2010 today.

Consolidated Financial Highlights

1. Consolidated results of operations for the nine months ended December 31, 2010

(1) Results of operations	(In millions of yen except per common share amounts)
	Nine months ended Dec. 31, 2010	Change [%]	Nine months ended Dec. 31, 2009	Change [%]
Revenues	¥679,984	1.0	¥673,053	(20.0)
Operating income	¥68,951	32.7	¥51,959	(46.0)
Income before income taxes and equity in net income of affiliated companies	¥72,212	36.1	¥53,039	(37.8)
Net income attributable to Kubota Corporation	¥44,070	42.5	¥30,935	(33.4)
Net income attributable to Kubota Corporation per common share
Basic	¥34.65		¥24.32
Diluted	¥34.65		¥24.32

Note : Change[%] represents percentage change from the corresponding period in the prior year.

(2) Financial position	(In millions of yen except per common share amounts)
	Dec. 31, 2010	Mar. 31, 2010
Total assets	¥1,394,882	¥1,409,033
Equity	¥684,048	¥671,619
Kubota Corporation shareholders’ equity	¥635,877	¥626,397
Ratio of Kubota Corporation shareholders’ equity	45.6%	44.5%
Kubota Corporation shareholders’ equity per common share	¥500.01	¥492.51

2. Cash dividends

	(In yen)
	Cash dividends per common share
	Interim	Year end	Total
Year ended March 31, 2010	¥7.00	¥5.00	¥12.00
Year ending March 31, 2011	¥7.00	¥7.00	¥14.00

Kubota Corporation

and Subsidiaries

3. Anticipated results of operations for the year ending March 31, 2011

	(In millions of yen except per common share amounts)
	Year ending Mar. 31, 2011	Change [%]
Revenues	¥960,000	3.2
Operating income	¥90,000	29.1
Income before income taxes and equity in net income of affiliated companies	¥90,000	22.5
Net income attributable to Kubota Corporation	¥52,000	22.9
Net income attributable to Kubota Corporation per common share	¥40.89

Note : Change[%] represents percentage change from the corresponding period in the prior year.

Please refer to page 5 for further information related to the above mentioned anticipated results of operations.

4. Other information

(1)	Changes in material subsidiaries: None

(2)	Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements: Please refer to “2. Other information” on page 6.

(3)	Changes in accounting principles, procedures, and presentations for consolidated financial statements
	a) Changes due to the revision of accounting standards: None
	b) Changes in matters other than a) above: None

(4)	Number of shares outstanding including treasury stock as of December 31, 2010	:	1,285,919,180
	Number of shares outstanding including treasury stock as of March 31, 2010	:	1,285,919,180
	Number of treasury stock as of December 31, 2010	:	14,196,640
	Number of treasury stock as of March 31, 2010	:	14,072,545
	Weighted average number of shares outstanding during the nine months ended December 31, 2010	:	1,271,786,821
	Weighted average number of shares outstanding during the nine months ended December 31, 2009	:	1,272,013,138

(*Information on status of the quarterly review by the independent auditor)

	This release is not reviewed or audited in accordance with Financial Instruments and Exchange Law of Japan by the independent auditor because this release is not subject to the quarterly review. As of the date of this release, the Company’s consolidated financial statements for the nine months ended December 31, 2010 are under procedure of the quarterly review.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Kubota Corporation

and Subsidiaries

1. Review of operations and financial condition

(1)Summary of the results of operations for the nine months under review

For the nine months ended December 31, 2010, revenues of Kubota Corporation and subsidiaries (hereinafter, the “Company”) increased ¥6.9 billion [1.0%], to ¥680.0 billion from the corresponding period in the prior year.

Domestic revenues decreased ¥13.8 billion [3.9%], to ¥341.1 billion, due to decreases in revenues in Water & Environment Systems and Social Infrastructure, while revenues in Farm & Industrial Machinery and Other increased. Overseas revenues increased ¥20.7 billion [6.5%], to ¥338.9 billion, because an increase of revenues in Farm & Industrial Machinery compensated declines of revenues in other segments.

Operating income increased ¥17.0 billion [32.7%], to ¥69.0 billion from the corresponding period in the prior year, due to an increase in overseas revenues in Farm & Industrial Machinery and progressing cost reduction. Income before income taxes and equity in net income of affiliated companies increased ¥19.2 billion [36.1%], to ¥72.2 billion. Income taxes were ¥24.2 billion [representing an effective tax rate of 33.5%], and net income increased ¥13.8 billion [38.9%], to ¥49.2 billion. Net income attributable to Kubota Corporation increased ¥13.1 billion [42.5%], to ¥44.1 billion from the corresponding period in the prior year.

Review of operations by reporting segment

1) Farm & Industrial Machinery

Farm & Industrial Machinery comprises farm equipment, engines and construction machinery.

Revenues in this segment increased 7.3%, to ¥489.7 billion from the corresponding period in the prior year, comprising 72.0 % of consolidated revenues.

Domestic revenues increased 0.5%, to ¥172.5 billion. Sales of farm equipment such as tractors, combine harvesters and rice transplanters decreased due to weakening buying inclination of farmers accompanied by declining rice price as well as adverse impact of the absence of government subsidy for leasing farm equipment, which was implemented in the second half of the prior fiscal year. However, sales of engines and construction machinery largely increased under the encouragement of demand recovery.

Overseas revenues increased 11.3%, to ¥317.2 billion. In North America, sales of tractors increased as a result of aggressive sales activities and sales of engines substantially increased owing to favorable demand. In Europe, sales of construction machinery and engines largely increased due to rapid recovery of demand, while sales of tractors decreased. In Asia outside Japan, sales of farm equipment increased steadily, and sales of construction machinery increased largely.

Operating income in Farm & Industrial Machinery increased 48.0%, to ¥71.1 billion due to increased revenues and cost reductions.

2) Water & Environment Systems

Water & Environment Systems comprises pipe-related products (ductile iron pipes, plastic pipes, valves, and other products) and environment-related products (environmental plants, pumps and other products).

Revenues in this segment decreased 16.2%, to ¥126.6 billion from the corresponding period in the prior year, comprising 18.6 % of consolidated revenues.

Domestic revenues decreased 10.6%, to ¥116.1 billion. Sales of pipe-related products such as ductile iron pipes and plastic pipes decreased due to sluggish demand. Sales of environment-related such as water and sewage treatment products and waste treatment products also decreased. Overseas revenues decreased 50.4%, to ¥10.5 billion, due to substantial sales declines of ductile iron pipes and pumps.

Operating income in Water & Environment Systems decreased 47.5%, to ¥6.7 billion due to decreased revenues and declines of sales price.

Kubota Corporation

and Subsidiaries

3) Social Infrastructure

Social Infrastructure comprises industrial castings, spiral welded steel pipes, vending machines, electronic equipped machinery, and air-conditioning equipment.

Revenues in this segment decreased 3.6%, to ¥45.0 billion from the corresponding period in the prior year, comprising 6.6 % of consolidated revenues.

Domestic revenues decreased 3.4%, to ¥34.1 billion. Although sales of electronic equipped machinery and air-conditioning equipment increased, sales of spiral welded steel pipes largely decreased and sales of industrial castings and vending machines also decreased from the corresponding period in the prior year. Overseas revenues decreased 4.1%, to ¥10.9 billion owing to the sales decline of industrial castings.

Operating income in Social Infrastructure increased 17.6%, to ¥2.5 billion mainly due to reduction of fixed cost and improved profitability.

4) Other

Other comprises construction, services and other businesses.

Revenues in this segment decreased 0.5%, to ¥18.8 billion from the corresponding period in the prior year, comprising 2.8 % of consolidated revenues. This decrease was mainly due to sales decline of construction.

Operating income in Other decreased 17.7%, to ¥1.2 billion.

(2) Financial condition

1) Assets, liabilities and equity

Total assets at the end of December 2010 amounted to ¥1,394.9 billion, a decrease of ¥14.2 billion from the end of March 2010. As for Assets, current assets decreased due to decreases of notes and accounts receivable and cash and cash equivalents, while inventories increased. In addition, property, plant, and equipment and other assets also decreased.

As for liabilities, current liabilities increased because of large increase in notes and accounts payable. On the other hand, long-term liabilities decreased substantially mainly due to a decrease of long-term debt.

Equity increased due to steadily recorded net income, while accumulated other comprehensive loss increased mainly affected by the appreciation of the yen. Shareholders’ equity ratio was 45.6%, 1.1 percentage points higher than the prior year end.

2) Cash flows

Net cash provided by operating activities during the nine months under review was ¥66.9 billion, a decrease of ¥10.5 billion of cash inflow from the corresponding period in the prior year. This decrease was mainly due to a decline of cash inflow from changes in working capital.

Net cash used in investing activities was ¥33.7 billion, a decrease of ¥5.2 billion of cash outflow from the corresponding period in the prior year. This decrease was mainly due to a decrease of purchase of fixed assets and a decrease of cash outflow related to finance receivables.

Net cash used in financing activities was ¥36.8 billion, an increase of ¥25.2 billion of cash outflow from the corresponding period in the prior year. This substantial increase was mainly due to an increase in repayments of long-term debt.

As a result, including the effect of exchange rate changes, cash and cash equivalents at the end of December 2010 was ¥106.1 billion, a decrease of ¥5.3 billion from the beginning of the year.

(3) Prospect for the fiscal year under review

The Company revised the forecasts of revenues for the year ending March 31, 2011 to be ¥960.0 billion, a decrease of ¥40.0 billion from the previous forecast on May 11, 2010. Domestic revenues are forecast to decrease because of revenues decrease mainly in Water & Environment Systems from the previous forecast. Overseas revenues are also forecast to decrease mainly in Farm & Industrial Machinery from the previous forecast.

Kubota Corporation

and Subsidiaries

In spite of downward revision of revenues forecast, the Company expects the same amounts of operating income, income before income taxes and equity in net income of affiliated companies, and net income attributable to Kubota Corporation as the previous forecast. (These forecasts are based on the assumption of an exchange rate of ¥88=US$1.)

	(In millions of yen)
	Previous Forecasts on May 11, 2010	Revised Forecasts	Change		Prior year (Year ended March 31, 2010)
Revenues	1,000,000	960,000	(40,000)	(4.0%)	930,644
Operating Income	90,000	90,000	—	—	69,702
Income before income taxes and equity in net income of affiliated companies	90,000	90,000	—	—	73,483
Net income attributable to Kubota Corporation	52,000	52,000	—	—	42,326

2. Other information

(1) Changes in material subsidiaries

None

(2) Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements

Income tax expense for the nine months ended December 31, 2010 was calculated using reasonably estimated annual effective tax rate for this fiscal year.

(3) Changes in accounting principles, procedures and presentations for consolidated financial statements

None

Kubota Corporation

and Subsidiaries

3. Consolidated financial statements

(1) Consolidated balance sheets

Assets	(In millions of yen)
	Dec. 31, 2010		Mar. 31, 2010		Change	Dec. 31, 2009
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	106,126		111,428		(5,302)	96,925
Notes and accounts receivable	350,249		372,076		(21,827)	354,104
Short-term finance receivables-net	102,463		104,840		(2,377)	98,778
Inventories	193,494		172,323		21,171	205,073
Other current assets	59,442		60,161		(719)	61,331

Total current assets	811,774	58.2	820,828	58.3	(9,054)	816,211	58.6
Investments and long-term finance receivables	323,760	23.2	321,724	22.8	2,036	303,959	21.8
Property, plant, and equipment	215,428	15.4	220,893	15.7	(5,465)	220,254	15.8
Other assets	43,920	3.2	45,588	3.2	(1,668)	53,189	3.8

Total	1,394,882	100.0	1,409,033	100.0	(14,151)	1,393,613	100.0

Liabilities and Equity	(In millions of yen)
	Dec. 31, 2010		Mar. 31, 2010		Change	Dec. 31, 2009
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	77,582		88,333		(10,751)	119,420
Notes and accounts payable	191,453		157,949		33,504	166,288
Other current liabilities	105,698		122,524		(16,826)	106,535
Current portion of long-term debt	89,070		71,432		17,638	62,993

Total current liabilities	463,803	33.3	440,238	31.2	23,565	455,236	32.7
Long-term liabilities:
Long-term debt	198,665		243,333		(44,668)	230,491
Accrued retirement and pension costs	33,676		40,177		(6,501)	50,202
Other long-term liabilities	14,690		13,666		1,024	10,194

Total long-term liabilities	247,031	17.7	297,176	21.1	(50,145)	290,887	20.9
Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	89,381		89,241		140	93,154
Legal reserve	19,539		19,539		—	19,539
Retained earnings	506,106		477,303		28,803	465,912
Accumulated other comprehensive loss	(53,887)		(34,491)		(19,396)	(51,054)
Treasury stock	(9,332)		(9,265)		(67)	(9,209)

Total Kubota Corporation shareholders’ equity	635,877	45.6	626,397	44.5	9,480	602,412	43.2
Noncontrolling interests	48,171	3.4	45,222	3.2	2,949	45,078	3.2

Total equity	684,048	49.0	671,619	47.7	12,429	647,490	46.4

Total	1,394,882	100.0	1,409,033	100.0	(14,151)	1,393,613	100.0

Kubota Corporation

and Subsidiaries

(2) Consolidated statements of income

	(In millions of yen)
	Nine months ended Dec. 31, 2010		Nine months ended Dec. 31, 2009		Change		Year ended Mar. 31, 2010
	Amount	%	Amount	%	Amount	%	Amount	%
Revenues	679,984	100.0	673,053	100.0	6,931	1.0	930,644	100.0
Cost of revenues	490,345	72.1	494,309	73.4	(3,964)	(0.8)	681,374	73.2
Selling, general, and administrative expenses	120,125	17.7	126,381	18.8	(6,256)	(5.0)	179,352	19.3
Other operating expenses	563	0.1	404	0.1	159	39.4	216	0.0

Operating income	68,951	10.1	51,959	7.7	16,992	32.7	69,702	7.5

Other income (expenses):
Interest and dividend income	3,084		2,856		228		3,381
Interest expense	(1,364)		(1,728)		364		(2,127)
Gain on sales of securities-net	4,517		387		4,130		1,821
Gain on nonmonetary exchange of securities	2,774		—		2,774		—
Valuation loss on other investments	(1,696)		(43)		(1,653)		(143)
Foreign exchange gain (loss) -net	(2,908)		669		(3,577)		2,894
Other-net	(1,146)		(1,061)		(85)		(2,045)

Other income, net	3,261		1,080		2,181		3,781

Income before income taxes and equity in net income of affiliated companies	72,212	10.6	53,039	7.9	19,173	36.1	73,483	7.9

Income taxes	24,202		18,517		5,685		25,977
Equity in net income of affiliated companies	1,226		925		301		402

Net income	49,236	7.2	35,447	5.3	13,789	38.9	47,908	5.1
Less: Net income attributable to noncontrolling interests	5,166		4,512		654		5,582

Net income attributable to Kubota Corporation	44,070	6.5	30,935	4.6	13,135	42.5	42,326	4.5

Net income attributable to Kubota Corporation per common share

	(In yen)
Basic	34.65		24.32				33.28
Diluted	34.65		24.32				33.28

Kubota Corporation

and Subsidiaries

(3) Consolidated statements of cash flows

	(In millions of yen)
	Nine months ended Dec. 31, 2010	Nine months ended Dec. 31, 2009	Change
Operating activities:
Net income	49,236	35,447
Depreciation and amortization	19,989	21,597
Gain on sales of securities-net	(4,517)	(387)
Gain on nonmonetary exchange of securities	(2,774)	—
Valuation loss on other investments	1,696	43
Deferred income taxes	8,472	1,814
Decrease in notes and accounts receivable	13,688	32,969
Decrease (increase) in inventories	(29,596)	5,087
Increase in other current assets	(7,521)	(6,742)
Increase (decrease) in trade notes and accounts payable	35,353	(13,741)
Increase (decrease) in income taxes payable	(16,471)	5,571
Increase (decrease) in other current liabilities	4,289	(12,592)
Increase (decrease) in accrued retirement and pension costs	(6,725)	163
Other	1,830	8,188

Net cash provided by operating activities	66,949	77,417	(10,468)

Investing activities:
Purchases of fixed assets	(18,500)	(19,082)
Proceeds from sales of property, plant, and equipment	604	1,068
Proceeds from sales and redemption of investments	5,676	6,489
Increase in finance receivables	(130,656)	(131,141)
Collection of finance receivables	107,695	107,155
Other	1,504	(3,401)

Net cash used in investing activities	(33,677)	(38,912)	5,235

Financing activities:
Proceeds from issuance of long-term debt	46,819	75,305
Repayments of long-term debt	(75,366)	(54,592)
Net increase (decrease) in short-term borrowings	6,943	(15,086)
Cash dividends	(15,267)	(17,814)
Purchases of treasury stock	(42)	(125)
Other	92	676

Net cash used in financing activities	(36,821)	(11,636)	(25,185)

Effect of exchange rate changes on cash and cash equivalents	(1,753)	551	(2,304)

Net increase (decrease) in cash and cash equivalents	(5,302)	27,420
Cash and cash equivalents at beginning of period	111,428	69,505

Cash and cash equivalents at end of period	106,126	96,925	9,201

(4) Notes to assumption for going concern

None

Kubota Corporation

and Subsidiaries

(5) Consolidated segment information

1) Reporting segments

Nine months ended December 31, 2010

	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	489,676	126,575	44,981	18,752	—	679,984
Intersegment	44	605	1,970	10,046	(12,665)	—

Total	489,720	127,180	46,951	28,798	(12,665)	679,984

Operating income	71,084	6,653	2,452	1,206	(12,444)	68,951

Nine months ended December 31, 2009

	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	456,568	150,967	46,664	18,854	—	673,053
Intersegment	65	608	2,060	9,763	(12,496)	—

Total	456,633	151,575	48,724	28,617	(12,496)	673,053

Operating income	48,030	12,668	2,085	1,465	(12,289)	51,959

Notes:

1. The amounts in “Adjustments” include the eliminations of intersegment transactions and the unallocated corporate expenses.

2. The aggregated amounts of operating income equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment revenues are recorded at arm’s length prices.

2) Geographic segments

Information for revenues from external customers by destination

	(In millions of yen)
	Nine months ended Dec. 31, 2010	Nine months ended Dec. 31, 2009
Japan	341,093	354,877
North America	135,793	128,742
Europe	57,755	49,161
Asia	121,401	109,998
Other Areas	23,942	30,275

Total	679,984	673,053

Notes:

1. Revenues from North America include those from the United States of ¥115,368 million and ¥103,000 million for the nine months ended December 31, 2010 and 2009, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Kubota Corporation

and Subsidiaries

(6) Consolidated statements of changes in equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Kubota Corporation shareholders’ equity						Non- controlling interests	Total equity
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive loss	Treasury stock
Balance at April 1, 2010	1,271,847	84,070	89,241	19,539	477,303	(34,491)	(9,265)	45,222	671,619

Net income					44,070			5,166	49,236
Other comprehensive loss						(19,396)		(2,129)	(21,525)
Cash dividends paid to Kubota Corporation shareholders, ¥12 per share					(15,267)				(15,267)
Cash dividends paid to noncontrolling interests								(293)	(293)
Purchases and sales of treasury stock	(124)						(67)		(67)
Increase in noncontrolling interests related to contribution			140					205	345

Balance at December 31, 2010	1,271,723	84,070	89,381	19,539	506,106	(53,887)	(9,332)	48,171	684,048

Kubota Corporation

and Subsidiaries

(7) Consolidated revenues by reporting segment

	(In millions of yen)
	Nine months ended Dec. 31, 2010		Nine months ended Dec. 31, 2009		Change		Year ended Mar. 31, 2010
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	435,407	64.0	415,260	61.7	20,147	4.9	561,165	60.3

Domestic	157,432		159,202		(1,770)	(1.1)	212,712
Overseas	277,975		256,058		21,917	8.6	348,453

Construction Machinery	54,269	8.0	41,308	6.1	12,961	31.4	55,561	5.9

Domestic	15,079		12,391		2,688	21.7	16,924
Domestic	39,190		28,917		10,273	35.5	38,637

Farm & Industrial Machinery	489,676	72.0	456,568	67.8	33,108	7.3	616,726	66.2

Domestic	172,511	25.4	171,593	25.5	918	0.5	229,636	24.6
Overseas	317,165	46.6	284,975	42.3	32,190	11.3	387,090	41.6

Pipe-Related Products	91,127	13.4	109,201	16.3	(18,074)	(16.6)	144,465	15.5

Domestic	84,270		94,000		(9,730)	(10.4)	127,658
Overseas	6,857		15,201		(8,344)	(54.9)	16,807

Environment-Related Products	35,448	5.2	41,766	6.2	(6,318)	(15.1)	78,484	8.5

Domestic	31,833		35,866		(4,033)	(11.2)	70,439
Overseas	3,615		5,900		(2,285)	(38.7)	8,045

Water & Environment Systems	126,575	18.6	150,967	22.5	(24,392)	(16.2)	222,949	24.0

Domestic	116,103	17.1	129,866	19.3	(13,763)	(10.6)	198,097	21.3
Overseas	10,472	1.5	21,101	3.2	(10,629)	(50.4)	24,852	2.7

Social Infrastructure	44,981	6.6	46,664	6.9	(1,683)	(3.6)	63,293	6.8

Domestic	34,088	5.0	35,301	5.2	(1,213)	(3.4)	47,026	5.1
Overseas	10,893	1.6	11,363	1.7	(470)	(4.1)	16,267	1.7

Other	18,752	2.8	18,854	2.8	(102)	(0.5)	27,676	3.0

Domestic	18,391	2.7	18,117	2.7	274	1.5	26,904	2.9
Overseas	361	0.1	737	0.1	(376)	(51.0)	772	0.1

Total	679,984	100.0	673,053	100.0	6,931	1.0	930,644	100.0

Domestic	341,093	50.2	354,877	52.7	(13,784)	(3.9)	501,663	53.9
Overseas	338,891	49.8	318,176	47.3	20,715	6.5	428,981	46.1

Kubota Corporation

and Subsidiaries

(8) Anticipated consolidated revenues by reporting segment

	(In billions of yen)
	Year ending March 31, 2011		Year ended March 31, 2010		Change
	Amount	%	Amount	%	Amount	%
Domestic	233.0		229.6		3.4	1.5
Overseas	436.0		387.1		48.9	12.6

Farm & Industrial Machinery	669.0	69.7	616.7	66.2	52.3	8.5

Domestic	187.0		198.1		(11.1)	(5.6)
Overseas	13.0		24.8		(11.8)	(47.6)

Water & Environment Systems	200.0	20.8	222.9	24.0	(22.9)	(10.3)

Domestic	46.5		47.0		(0.5)	(1.1)
Overseas	15.5		16.3		(0.8)	(4.9)

Social Infrastructure	62.0	6.5	63.3	6.8	(1.3)	(2.1)

Domestic	28.5		26.9		1.6	5.9
Overseas	0.5		0.8		(0.3)	(37.5)

Other	29.0	3.0	27.7	3.0	1.3	4.7

Total	960.0	100.0	930.6	100.0	29.4	3.2

Domestic	495.0	51.6	501.6	53.9	(6.6)	(1.3)
Overseas	465.0	48.4	429.0	46.1	36.0	8.4

Kubota Corporation

and Subsidiaries

4. The results of operations for the three months ended Dec. 31, 2010

(1) Consolidated statements of income

	(In millions of yen)
	Three months ended Dec. 31, 2010		Three months ended Dec. 31, 2009		Change
	Amount	%	Amount	%	Amount	%
Revenues	230,938	100.0	228,419	100.0	2,519	1.1
Cost of revenues	164,950	71.4	167,711	73.4	(2,761)	(1.6)
Selling, general, and administrative expenses	40,066	17.3	41,744	18.3	(1,678)	(4.0)
Other operating expenses	140	0.1	137	0.1	3	2.2

Operating income	25,782	11.2	18,827	8.2	6,955	36.9

Other income (expenses):
Interest and dividend income	962		985		(23)
Interest expense	(437)		(454)		17
Gain on sales of securities-net	4,372		75		4,297
Valuation loss on other investments	(1,688)		—		(1,688)
Foreign exchange gain (loss) -net	872		(205)		1,077
Other-net	(692)		524		(1,216)

Other income (expenses), net	3,389		925		2,464

Income before income taxes and equity in net income of affiliated companies	29,171	12.6	19,752	8.6	9,419	47.7

Income taxes	9,499		7,506		1,993
Equity in net income of affiliated companies	696		591		105

Net income	20,368	8.8	12,837	5.6	7,531	58.7
Less: Net income attributable to the noncontrolling interests	2,008		1,215		793

Net income attributable to Kubota Corporation	18,360	8.0	11,622	5.1	6,738	58.0

Net income attributable to Kubota Corporation per common share

	(In yen)
Basic	14.44		9.14
Diluted	14.44		9.14

Kubota Corporation

and Subsidiaries

(2) Consolidated segment information

1) Reporting segments

Three months ended December 31, 2010

	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	158,994	51,903	13,750	6,291	—	230,938
Intersegment	13	133	662	3,949	(4,757)	—

Total	159,007	52,036	14,412	10,240	(4,757)	230,938

Operating income	24,438	4,566	560	440	(4,222)	25,782

Three months ended December 31, 2009
	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	146,813	60,363	14,571	6,672	—	228,419
Intersegment	34	265	583	3,354	(4,236)	—

Total	146,847	60,628	15,154	10,026	(4,236)	228,419

Operating income (loss)	15,184	6,683	(145)	346	(3,241)	18,827

Notes:

1. The amounts in “Adjustments” include the eliminations of intersegment transactions and the unallocated corporate expenses.

2. The aggregated amounts of operating income (loss) equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment revenues are recorded at arm’s length prices.

2) Geographic segments

Information for revenues from external customers by destination

	(In millions of yen)
	Three months ended Dec. 31, 2010	Three months ended Dec. 31, 2009
Japan	116,304	126,249
North America	53,576	46,398
Europe	15,666	13,450
Asia	36,393	31,120
Other Areas	8,999	11,202

Total	230,938	228,419

Notes:

1. Revenues from North America include those from the United States of ¥47,421 million and ¥39,335 million for the three months ended December 31, 2010 and 2009, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Kubota Corporation

and Subsidiaries

(3) Consolidated revenues by reporting segment

	(In millions of yen)
	Three months ended Dec. 31, 2010		Three months ended Dec. 31, 2009		Change
	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	140,251	60.7	133,806	58.6	6,445	4.8

Domestic	45,033		50,847		(5,814)	(11.4)
Overseas	95,218		82,959		12,259	14.8

Construction Machinery	18,743	8.1	13,007	5.7	5,736	44.1

Domestic	6,482		4,668		1,814	38.9
Overseas	12,261		8,339		3,922	47.0

Farm & Industrial Machinery	158,994	68.8	146,813	64.3	12,181	8.3

Domestic	51,515	22.3	55,515	24.3	(4,000)	(7.2)
Overseas	107,479	46.5	91,298	40.0	16,181	17.7

Pipe-Related Products	37,728	16.3	42,676	18.7	(4,948)	(11.6)

Domestic	35,350		37,422		(2,072)	(5.5)
Overseas	2,378		5,254		(2,876)	(54.7)

Environment-Related Products	14,175	6.2	17,687	7.7	(3,512)	(19.9)

Domestic	12,391		15,054		(2,663)	(17.7)
Overseas	1,784		2,633		(849)	(32.2)

Water & Environment Systems	51,903	22.5	60,363	26.4	(8,460)	(14.0)

Domestic	47,741	20.7	52,476	23.0	(4,735)	(9.0)
Overseas	4,162	1.8	7,887	3.4	(3,725)	(47.2)

Social Infrastructure	13,750	6.0	14,571	6.4	(821)	(5.6)

Domestic	10,816	4.7	11,662	5.1	(846)	(7.3)
Overseas	2,934	1.3	2,909	1.3	25	0.9

Other	6,291	2.7	6,672	2.9	(381)	(5.7)

Domestic	6,232	2.7	6,596	2.9	(364)	(5.5)
Overseas	59	0.0	76	0.0	(17)	(22.4)

Total	230,938	100.0	228,419	100.0	2,519	1.1

Domestic	116,304	50.4	126,249	55.3	(9,945)	(7.9)
Overseas	114,634	49.6	102,170	44.7	12,464	12.2

February 4, 2011

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Global Management Promotion Dept.

Planning & Control Headquarters

Phone: +81-6-6648-2645

Notice on the forecast of year-end dividend for the year ending March 31, 2011

Please be advised that Kubota Corporation (hereinafter “the Company”) forecasts the year-end dividend per common share for the year ending March 31, 2011 as follows:

	(per common share)
	Interim dividend	Year-end dividend	Annual dividend
This fiscal year ending March 31, 2011	¥7 (paid)	¥7 (forecast)	¥14
Comparable previous year ended March 31, 2010	¥7	¥5	¥12

The Company believes returning profit to shareholders is its important mission and executes it through providing stable, sustainable cash dividends, and repurchase and retirement of its own shares.

Considering these policies of returning profit to shareholders and the Company’s current business performance, the Company intends to increase the year-end dividend per common share by ¥2 to ¥7 from previous year.

Accordingly, the annual dividends per common share for the year ending March 31, 2011 will increase ¥2 to ¥14, including the interim dividend of ¥ 7.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

February 4, 2011

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice of Changes of Management

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on February 4, 2011 to change management as follows;

1) Change of Representative Director (As of April 1, 2011)

Name	New responsibility	Current responsibility

Hirokazu Nara	Director	Representative Director and Senior Managing Executive Officer

2) Changes of Titles of Executive Officers (As of April 1, 2011)

Name	New title	Current title

Tetsuji Tomita	Representative Director and Executive Vice President	Representative Director and Senior Managing Executive Officer
Satoru Sakamoto	Director and Senior Managing Executive Officer	Director and Managing Executive Officer
Nobuyuki Toshikuni	Senior Managing Executive Officer	Managing Executive Officer
Takeshi Torigoe	Senior Managing Executive Officer	Managing Executive Officer
Toshihiro Kubo	Managing Executive Officer	Executive Officer
Kenshiro Ogawa	Managing Executive Officer	Executive Officer
Tetsu Fukui	Managing Executive Officer	Executive Officer
Satoshi Iida	Managing Executive Officer	Executive Officer
Shigeru Kimura	Managing Executive Officer	Executive Officer

3) Candidates for New Executive Officers (As of April 1, 2011)

Name	Current responsibility

Satoshi Machida	General Manager of Tractor Division
Masaharu Tabata	Dispatched and engaging in operations of Tata Metaliks Kubota Pipes Ltd.
Yoshiyuki Fujita	General Manager of Global Management Promotion Department
Kaoru Hamada	General Manager of Materials Division and General Manager of Steel Castings Business Unit

4) Retirement of Executive Officers (Expiration of terms of offices at March 31, 2011)

Name	Current responsibility

Hirokazu Nara	Representative Director and Senior Managing Executive Officer
Nobuyo Shioji	Managing Executive Officer
Takashi Yoshii	Executive Officer
Kohkichi Uji	Executive Officer

Mr. Nobuyo Shioji will assume the office of president of Kubota Environmental Service Co., Ltd. as of April 1, 2011.

Mr. Takashi Yoshii will assume the office of president of Kubota Seiki Corporation as of April 1, 2011.

Mr. Kohkichi Uji will assume the office of president of Kubota-C.I. Co., Ltd. as of April 1, 2011.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: February 4, 2011	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	General Manager of Global Management Promotion Department